

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2008

By facsimile to (770) 933-4201 and U.S. Mail

Mr. Alan R. Abrams
Chairman, President, and Chief Executive Officer
Servidyne, Inc.
1945 The Exchange, Suite 300
Atlanta, GA 30339-2029

Re: Servidyne, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed July 21, 2008
        File No. 0-10146

Dear Mr. Abrams:

        We limited our review of the filing to the issues addressed in our comment. Where indicated, we think that you should revise your document in response to this comment. If you disagree, we will consider your explanation why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about the comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Approval and Adoption of an Amendment to the Articles of Incorporation to Increase the
Number of Authorized Shares of Common Stock, page 10

1.   Disclosure on page 11 indicates that one purpose of the proposed increase in the number of authorized shares of common stock from five to ten million shares is to allow Servidyne the flexibility of using capital stock to raise capital or as consideration in

acquiring other businesses and that this series of acquisitions includes the June 2008 acquisition of Atlantic Lighting and Supply Company. Since the proposed increase "involves" the acquisition of Atlantic Lighting and Supply Company and shareholders did not have a separate opportunity to vote upon the acquisition, please provide the information required by Item 14 of Schedule 14A. See Note A to Schedule 14A.

Closing

As appropriate, please file a revised preliminary proxy statement and respond to this comment within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the revised preliminary proxy statement to expedite our review. Please furnish a cover letter with your revised preliminary proxy statement that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised preliminary proxy statement and response to our comment.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In connection with responding to our comment, please provide in writing a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)

551-3767 with any questions regarding our comment and related matters.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief